Exhibit 12.1

BURLINGTON NORTHERN SANTA FE, LLC and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Successor		Predecessor
	Six Months Ended June 30, 2011	February 13 – June 30, 2010	January 1 – February 12, 2010
Earnings:
Income before income taxes	$2,035	$1,450	$377
Add:
Interest and other fixed charges, excluding capitalized interest	274	173	72
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	123	101	35
Distributed income of investees accounted for under the equity method	3	3	−
Amortization of capitalized interest	−	−	1
Less:
Equity in earnings of investments accounted for under the equity method	8	7	1
Total earnings available for fixed charges	$2,427	$1,720	$484
Fixed charges:
Interest and fixed charges	$280	$178	$73
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	123	101	35
Total fixed charges	$403	$279	$108
Ratio of earnings to fixed charges	6.02x	6.16x	4.48x

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